FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               13 October 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Section 198 - Fidelity, sent to the London Stock Exchange on 13 October 2003






                                    mmO2 plc

Detailed below is the content of a letter received from Fidelity Investments on 13 October 2003.



mmO2 Contact:
Paul Moore
Secretarial Services Manager
mmO2 plc
t: +44 (0)1753 628293


October 10, 2003



MMO2 Plc
Wellington Street
Slough
Berkshire SL1 1YP
Unted Kingdom



FAX:  011-44-1-753-628-150



ATTN:Company Secretary



Dear Sirs,



            Enclosed are closing amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.



            These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited
(FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.



            If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.



Kindest regards,


EleanorChemlen
Sr. Compliance Specialist



NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT



1.  Company in which shares are held:   MMO2 Plc

2.  Notifiable Interest:               Ordinary Shares

(A)       FMR Corp.
          82 Devonshire Street
          Boston, MA  02109


                        Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).


(B)       Fidelity International Limited (FIL)
          P.O. Box HM 670
          Hamilton HMCX, Bermuda

                        Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)



3.  The notifiable interests also comprise the notifiable interest of:

                        Mr. Edward C. Johnson 3d
                        82 Devonshire Street
                        Boston, MA  02109

      A principal shareholder of FMR Corp. and Fidelity International Limited.



4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.


5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.


6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


By    "Eric D. Roiter
      Senior V.P. & General Counsel - FMR Corp.

Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.


Fidelity has a non-beneficial interest in 347,976,504 Ordinary shares. This holding represents 4.01% of mmO2 plc's issued Ordinary Share Capital.



Schedule 'A'

Nominee/Registered Name               Management Company  Shares Held

Chase Nominees Limited                FMRCO               5,568,500

State Street Bank & Trust Company     FMRCO               5,897,600

Lloyds Bank Nominees Limited          FMTC                  698,400

BT Globenet Nominees Limited          FMTC                  450,600

State Street Bank & Trust             FMTC                  715,900

Chase Manhattan Bank London           FISL               91,586,397

Chase Nominees Limited                FISL                  537,400

Chase Nominees Limited                FPM                10,197,601

HSBC                                  FPM                   890,400

Northern Trust                        FPM                 6,826,600

Bank of New York London               FPM                 5,267,500

Deutsche Bank                         FPM                 3,490,900

Citibank                              FPM                   286,500

HSBC Client Holdings Nominee (UK) Limited
                                      FIL               132,385,000

Chase Manhattan Bank London           FIL                 9,139,298

Bank of New York London               FIL                33,064,560

Chase Nominees Limited                FIL                15,640,448

Northern Trust                        FIL                10,688,000

Nortrust Nominees Limited             FIL                 4,536,200

State Street Bank & Trust             FIL                   505,700

Bank of New York Brussels             FIL                 4,053,300

Mellon Nominees Limited               FIL                   561,000

Northern Trust London                 FIL                 1,442,400

Citibank                              FIL                   373,900

Deutche Bank                          FIL                   642,000

J P Morgan                            FIL                   232,900

Brown Brothers Harriman               FIL                 1,406,900

Deutsche Bank                         FIL                   566,700

Deutsche Bank AG London               FIL                   323,900




Total Ordinary Shares                     347,976,504

Current ownership percentage              4.01%

Shares in issue                           8,670,306,505

Change in holdings since last filing      86,673,814
ordinary shares

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 13 October 2003                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary